Exhibit 99.2

Società Sportiva Juve Stabia S.r.l.

Registered office: Via Cosenza – c/o Stadio R. Menti, 80053 Castellammare di Stabia (NA), Italy

Financial statements as at 30 June 2024, June 30, 2023 and opening balance as at July 1, 2022

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	Ria Grant Thornton S.p.A. Via Maragliano, 6 50144 Firenze T +39 055 480112

Board of Directors

Società Sportiva Juve Stabia S.r.l.

Opinion

We have audited the financial statements of Società Sportiva Juve Stabia (the “Company”), which comprise the statements of financial position (balance sheet) as of June 30, 2024, June 30, 2023, and July 1, 2022, the related statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for the years ended June 30, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024, June 30, 2023, and July 1, 2022 and the results of its operations and its cash flows for the years ended June 30, 2024 and 2023, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to assess the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Società di revisione ed organizzazione contabile Sede Legale: Via Melchiorre Gioia n .8 – 20124 Milano - Iscrizione al registro delle imprese di Milano Codice Fiscale e P.IVA n.02342440399 - R.E.A. 1965420. Registro dei revisori legali n.157902 già iscritta all’Albo Speciale delle società di revisione tenuto dalla CONSOB al n. 49 Capitale Sociale: € 1.832.610,00 interamente versato Uffici: Ancona-Bari-Bologna-Cagliari-Firenze-Milano-Napoli-Padova-Palermo-Perugia-Rimini-Roma-Torino-Trento-Treviso.

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Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

RIA GRANT THORNTON SPA

Florence, Italy

September 29, 2025

Statement of financial position (Balance Sheet)

Amounts in euro	Note	30/06/2024	30/06/2023	01/07/2022
Non-current assets	4.1
Intangible assets	4.1.1	5.396	255.737	420.453
Property, plant and equipment, net	4.1.2	26.956	30.204	31.448
Financial Assets	4.1.3	7.228	7.228	7.228
Non-current assets	-	39.580	293.169	459.129

Current Assets	4.2
Trade and other receivables	4.2.1	454.754	275.876	740.058
Cash and cash equivalents	4.2.2	49.496	29.331	13.534
Tax assets	4.2.3	6.934	9.858	8.244
Deposits and prepayments	4.2.4	0	5.000	53.738
Current Assets	-	511.185	320.065	815.573
Total Assets	-	550.765	613.234	1.274.702

Equity	4.3
Share capital	4.3.1	620.000	620.000	620.000
IFRS first-time adoption reserve	4.3.2	(258.237)	(258.237)	(258.237)
Profits (losses) carried forward	4.3.3	(4.206.702)	(2.810.662)	(7.214.926)
Profits (losses) for the year	4.3.4	(1.986.746)	(1.396.040)	3.838.402
Equity	-	(5.831.685)	(3.844.940)	(3.014.761)

Non-current liabilities	4.4
Employee benefit obligations	4.4.1	28.391	24.511	26.735
Social security and other taxes payable	4.4.2	1.618.364	644.948	0
Loans and Advances	4.4.3	49.949	90.041	129.723
Tax liabilities	4.4.4	840.618	503.363	0
Financial Liabilities - Related Party	4.4.5	340.000	80.000	565.862
Trade and other payables	4.4.6	225.122	213.655	535.117
Provisions	4.4.7	200.000	200.000	280.106
Non-current liabilities	-	3.302.444	1.756.518	1.537.543

Current Liabilities	4.5
Trade and other Payables	4.5.1	1.863.460	1.452.866	1.084.399
Social security and other taxes payable	4.5.2	861.863	617.068	1.111.209
Deferred liabilities	4.5.3	90.000	267.798	135.141
Loans and Advances	4.5.4	42.224	40.406	37.578
Tax liabilities	4.5.5	144.185	323.518	232.403
Short-term borrowings	4.5.6	78.275	0	151.191
Current Liabilities	-	3.080.007	2.701.656	2.751.921
Liabilities and Equity	-	550.765	613.234	1.274.702

The accompanying notes are an integral part of these financial statements

Statement of profit or loss and other comprehensive income

Amounts in euro	Note	30/06/2024	30/06/2023
Revenues	5	3.910.360	2.780.959
Cost of revenues	6	(3.669.956)	(2.134.467)
Gross profit	-	240.404	646.492
General and administrative expenses	7	(2.157.493)	(2.213.461)
Depreciation and Amortization	8	(12.346)	(11.258)
Operating profit (loss)	-	(1.929.435)	(1.578.227)
Finance costs	9	(120.093)	(83.365)
Other incomes	10	190.721	265.552
Profit (loss) before tax	-	(1.858.808)	(1.396.040)
Provision for income taxes	11	(127.938)	0
Profit (loss) for the year		(1.986.746)	(1.396.040)
Other comprehensive income
Items that will not be reclassified to profit or loss		0	0
Items that may be reclassified to profit or loss		0	0
Total other comprehensive income		0	0
Total comprehensive income for the year		(1.986.746)	(1.396.040)

The accompanying notes are an integral part of these financial statements

Statement of changes in shareholders’ equity

Amounts in euro	Share capital	First-time adoption reserve	Retained earnings / (Losses carried forward) Net of Future capital increase	Profit (loss) for the year	Total equity
Restated opening balance at 01.07.2022 (IFRS)	620.000	(258.237)	(7.214.926)	3.838.402	(3.014.761)
Allocation of prior year result	-	-	3.838.402	(3.838.402)	-
Reclassification of shareholder subordinated loans	-	-	565.862	-	565.862
Profit (loss) for the fiscal year ending 30.06.23	-	-	-	(1.396.040)	(1.396.040)
Balance at 30.06.2023	620.000	(258.237)	(2.810.662)	(1.396.040)	(3.844.940)
Retained earnings	-	-	(1.396.040)	1.396.040	-
Profit (loss) for the fiscal year ending 30.06.24	-	-	-	(1.986.746)	(1.986.746)
Other comprehensive income	-	-	-	-	-
Transactions with owners (if any)	-	-	-	-	-
Balance at 30.06.2024	620.000	(258.237)	(4.206.702)	(1.986.746)	(5.831.685)

The accompanying notes are an integral part of these financial statements

Statement of cash flows

Amounts in euro	30/06/2024	30/06/2023
Financial statement, indirect method
A) Cash flows from current activities (indirect method)
Profit (loss) for the year	(1.986.746)	(1.396.040)
Income tax	127.938	-
Payable (receivable) interest	120.093	83.364
1) Profit (loss) for the year before income tax, interest, dividends and capital gains/losses from conveyances.	(1.738.715)	(1.312.676)
Adjustments to non-monetary items that were not offset in the net working capital.
Depreciation and amortization	178.346	176.591
Total adjustments for non-monetary items that were not offset in the net working capital	178.346	176.591
2) Cash flow before changing net working capital	(1.560.369)	(1.136.085)
Changes to the net working capital
Decrease/(increase) in trade and other receivables	(178.878)	464.182
Increase/(decrease) in trade and other payables	410.594	368.467
Increase/(decrease) from prepayments and accrued income	5.000	48.738
Increase/(decrease) from accruals and deferred income	(177.798)	132.657
Other decreases/(other increases) in net working capital	146.661	(550.541)
Total changes to net working capital	205.579	463.502
3) Cash flow after changes to net working capital	(1.354.790)	(672.583)
Other adjustments
Interest received/(paid)	(120.093)	(83.365)
Total other adjustments	(120.093)	(83.365)
Cash flow from current activities	(1.474.883)	(755.948)
B) Cash flows from investments
Tangible fixed assets
Payments for property plant and equipment	(2.525)	-
Intangible fixed assets
Payments for Intangible assets	(2.133)	(4.571)
Cash flows from investments (B)	(4.658)	(4.571)
C) Cash flows from financing activities
Loan capital
New loans	-	-
(Loan repayments)	40.406	37.578
Equity
Capital increase payments	-	565.864
Transfer/(purchase) of own shares	-	-
Cash flows from financing activities (C)	40.406	603.442
Increase (decrease) in liquid assets (A ± B ± C)	(1.439.135)	(157.076)
Liquid assets at the start of the year
Bank and post-office deposits	25.399	6.790
Cash and valuables in hand	3.932	1.454
Total liquid assets at the start of the year	29.331	8.244
Liquid assets at the end of the year
Bank and post-office deposits	12.697	25.399
Cash and valuables in hand	36.799	3.932
Total liquid assets at the end of the year	49.496	29.331

The accompanying notes are an integral part of these financial statement

Notes to the Financial Statements to 30-06-2024

1. Corporate Information

Società Sportiva Juve Stabia S.r.l. (“Juve Stabia” or the “Company”) is a limited liability company (società a responsabilità limitata) incorporated and domiciled in Italy, with registered office in Castellammare di Stabia (Naples), Italy. The Company is registered with the Registro delle Imprese di Napoli under registration number 04246411211.

The Company’s principal activity is the management and operation of a professional football club. Juve Stabia participates in national football competitions organized under the authority of the Federazione Italiana Giuoco Calcio (FIGC) and the Lega Italiana Calcio Professionistico (Lega Pro). The Company’s operations include sports-related activities (such as participation in league and cup matches, youth academy development, and player registrations) as well as commercial activities (including sponsorships, advertising, broadcasting rights, ticketing, and merchandising).

The Company’s home matches are played at the Stadio Romeo Menti in Castellammare di Stabia.

2. Basis of preparation and summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Presentation of Financial and Other Data

Starting from the financial year ending on 30 June 2024, the Company has prepared its financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and adopted by the European Union pursuant to the provisions contained in IFRS 1 First-time Adoption of International Financial Reporting Standards. IFRS should be understood to also include International Accounting Standards (IAS) still in force, as well as all the interpretative documents issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly known as the Standing Interpretations Committee (SIC).

2.2 Reporting Framework and Currency

The financial statements have been prepared in Euro, which is the functional currency of the economic environment in which the Company operates.

The statements of Profit or Loss, Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity and the Statement of Cash Flows are presented in units of Euro unless otherwise stated. No foreign currency transactions were undertaken during the year; accordingly, no exchange gains or losses have been recognized in these financial statements.

2.3 Significant estimates

The preparation of the financial statements and related Notes in accordance with IFRS requires management to make estimates, assessments, and assumptions that affect the values of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. The estimates, assessments, and assumptions used are based on experience and other factors considered relevant. Actual results may differ from these estimates. The estimates, assessments and assumptions used are based on experience and other factors considered relevant. The actual results may differ from these estimates. Estimates, assessments and assumptions are reviewed periodically, and the effects of any changes are immediately reflected in the income statement or shareholders’ equity in the period in which the estimate is revised. The most significant financial statement items affected by these uncertainties are players’ registration rights (see Note 2.12), deferred taxes (see Note 2.25), provisions for risks and charges (see Note 2.20), and variable bonuses for registered personnel (see Note 2.23). The areas involving significant estimates are:

●	Estimation of Intangible assets— see Note 4.1.1

●	Estimate of Revenues — see Note 5

●	Estimation of Severance pay (T.F.R), see Note 4.4.1

Management does not consider there to be any significant judgments in the preparation of the financial statements. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

2.4 Related party disclosure

In accordance with IAS 24, related parties include:

●	Shareholders and entities that exercise control or significant influence over the Company.

●	Members of the Board of Directors, key management personnel, and their close family members.

●	Subsidiaries, associates, and jointly controlled entities.

●	Entities in which key management personnel or shareholders hold significant interests.

Transactions with related parties are carried out under normal market conditions and reflect ordinary business operations of the Company. The balances of the statement of financial position and income statement arising from transactions with related parties are shown separately in the financial statements, if significant, and commented on the following sections of the financial statements:

●	Related Party Balances in the Statement of Financial Position – For Shareholder loans (non-interest-bearing), See note no. 4.4.5

●	Related Party Transactions in the Income Statement – For Sponsorships from Related parties, See note no. 5.2

●	Key Management Compensation - No loans or advances were granted to members of the Board or management, and no guarantees were provided on their behalf.

Additional Disclosures

●	No commitments or contingencies exist in favor of related parties as of June 30, 2024.

●	No transactions have taken place with related parties outside normal business operations.

●	No impairment losses have been recognized on related party receivables.

2.5 Subsequent events

The Company has obtained from the Italian Football Federation (FIGC) the issuance of the National Licence for the 2024/2025 sporting season, authorizing participation in the Serie B championship (2nd Division), a category achieved following the remarkable victory of the Serie C tournament, in which the team remained at the top of the standings from the beginning to the end of the season. This significant sporting achievement is a key component supporting the Company’s business continuity, providing a solid foundation for future operational stability.

Subsequent to 30 June 2024 and up to the date of approval of these financial statements, the shareholder XX Settembre S.r.l. has continued to provide the Company with subordinated and interest-free shareholder loans, amounting to a total of € 830.000,00.

Further, as of the date of preparation of these financial statements, in order to cover the Company’s losses, waivers by creditors of shareholder loans and capital contributions to cover losses have been executed through a notarial deed dated May 20, 2025

The overall results recorded during the initial months of the current financial year are consistent with the Company’s business plan and forecasts. These results further support the assessment of the going concern assumption. For a detailed explanation of the factors supporting the going concern assumption, please refer to the dedicated paragraph in Note 2.8 (or the relevant section of the financial statements).

2.6 Commitments, Guarantees and Contingent Liabilities

In accordance with the disclosure requirements of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets and IAS 1.117, the Company reports the existence of commitments, guarantees and contingent liabilities not recognized in the Statement of Financial Position.

As at 30 June 2024, the Company had received surety guarantees from third parties, issued in favor of various counterparties to secure specific regulatory and sporting obligations. In particular:

●	A surety bond issued by GENERALI ITALIA S.p.A. for € 350.000,00, serving as a guarantee for the Club’s registration in the 2024/2025 Championship.

●	Guarantee received from MPS (escrow agreement) for €611,467 as security for the budget overrun related to the remuneration of registered players for the 2024/2025 season.

These instruments represent off-balance-sheet commitments and do not meet the recognition criteria for liabilities under IAS 37.10–14, as no present obligation exists at the reporting date. Consequently, no provision has been recognized. Management continuously monitors these guarantees and considers the probability of any cash outflow to be remote.

2.7 IFRS Transition Disclosure

All information relating to the transition from Italian Accounting Standards (OIC) to International Financial Reporting Standards (IFRS) is provided in these Notes to the Financial Statements, under the paragraph “12. Transition to IFRS”. In particular:

●	Material Adjustments

All adjustments have been detailed in the paragraph “12. Transition to IFRS”, refer to Note no. 12.5 and 12.6.

●	Impact of Exemptions

The Company did not apply any of the optional exemptions permitted under IFRS 1 – First-time Adoption of International Financial Reporting Standards.

●	Changes in Accounting policies

During the financial year ending 30 June 2024, the Company changed certain accounting policies in accordance with the requirements of IAS 8, due to:

●	The first-time application of new or amended IFRS issued by the IASB and endorsed by the European Union; and/or

●	The voluntary adoption of new accounting policies providing more reliable and relevant information about the Company’s financial position, performance and cash flows.

All changes have been applied retrospectively, unless otherwise stated, and the comparative information has been restated accordingly.

In accordance with IAS 8.28, the Company has:

●	Restated the comparative figures for the previous year;

●	Adjusted the opening balance of retained earnings at the beginning of the earliest comparative period;

●	Disclosed the nature and quantitative impact of each change in accounting policy.

Where the application of the new policy was impracticable, the Company applied it prospectively from the earliest practicable date.

The adoption of new accounting policies did not result in material changes in the overall financial position or performance of the Company, except for the adjustments described in the “Transition to IFRS”. Comparative information has been updated accordingly to ensure consistency with the current year’s figures.

2.8 Going Concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The directors consider that this basis of preparation is appropriate, considering the Company’s current financial position and forecasts.

The football club achieved promotion to Serie BKT following the 2023/2024 season and competed professionally in the 2024/2025 season as well as in the current season. This promotion is expected to significantly boost the club’s finances, with Lega B revenues projected to increase by approximately 20% in the second Serie B season due to the application of the Self-Regulation Code, which grants higher fund disbursements. The Company also recorded a substantial €2.5 million gain in July 2025 from the permanent transfer of a player (Andrea Adorante). The team’s recent achievement of the promotion play-offs and its current 7th-place standing in the Serie B table are anticipated to further facilitate new sponsorships and an increase in matchday ticket sales. Further, the entry of Brera Holdings PLC, an Irish company listed on the American NASDAQ has significantly strengthened the Company’s assets through capital increases, share premium, and the contribution of NASDAQ-listed securities, ensuring an adequate inflow of fresh capital to cover current needs and progressively reduce debt. Furthermore, the shareholders have committed to providing additional capital contributions, if required, to support the timely payment of multi-year installment plans for tax and social security contributions from prior years, which constitute the Company’s essential total liabilities.

Management prepares an annual budget and longer-term strategic plan, including an assessment of cash flow requirements, and continues to monitor actual performance against budget and plan throughout the reporting period. Based on these factors, including prudent assumptions around the men’s first team’s performance, and with reference to the Company’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Company is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Company continues to adopt the going concern basis for preparing the annual financial statements.

2.9 Historical Cost

The financial statements have been prepared on a historical cost basis, unless otherwise stated in the notes to the financial statement.

2.10 Comparative Information

As requested by IFRS 1 – First-time Adoption of International Financial Reporting Standards, comparative figures for the year ended June 30, 2023 and July 1, 2022, have been restated and presented in accordance with IFRS to provide meaningful comparative information alongside the current year ended June 30, 2024. The resulting adjustments at the date of transition to IFRS and for each period covered in the Financials Statements are detailed under Note 12.

2.11 New and amended standards and interpretations

Accounting standards, amendments, and interpretations published by the IASB, applicable from July 1, 2022:

●	Annual Improvements 2018-2020 made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture, and the Illustrative Examples accompanying IFRS 16 Leases. All amendments became effective on January 1, 2022. The adoption of this amendment had no effect on the financial statements of the Company.

●	Other Standards and amendments that are effective for the first time in 2022 (for an entity with a 31 December 2022 year-end). These amendments do not have a significant impact on these Financial Statements of the Company and therefore no further disclosures have been made:

❖	COVID-19 – Related Rent Concessions beyond 30 June 2021 (Amendments to IFRS 16)

❖	Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16)

❖	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

❖	Subsidiary as a First-time Adopter (Amendments to IFRS 1)

❖	Fees in the ‘10 per cent’ Test for Derecognition of Liabilities (Amendments to IFRS 9)

❖	Lease Incentives (Amendments to IFRS 16)

❖	Taxation in Fair Value Measurements (Amendments to IAS 41)

❖	Reference to the Conceptual Framework (Amendments to IFRS 3)

●	Amendments to IFRS 17 Insurance Contracts: The new standard establishes the principles for recognition, measurement, presentation, and disclosure of insurance contracts under IAS/IFRS international accounting standards. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents such contracts. This information provides users of financial statements with a basis for assessing the effect that insurance contracts have on the entity’s financial position, financial performance, and cash flows. IFRS 17 was issued in May 2017 and applies to annual periods beginning on or after January 1, 2023.

●	Amendments to IAS 8 Definition of Accounting Estimates: The amendments are intended to clarify how to distinguish between changes in accounting policies and changes in accounting estimates. In order to provide greater guidance, the amendments clarify that the effects on an accounting estimate of a change in an input or valuation technique are changes in accounting estimates, unless they result from the correction of prior period errors. Furthermore, changes in accounting estimates resulting from new information are not corrections of errors. The amendments are effective from January 1, 2023.

●	Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies: The amendments are intended to support the decision on which accounting policies to disclose in the financial statements. In this regard: the amendments to IAS 1 - Presentation of Financial Statements require disclosure of information on “relevant” (i.e., material) accounting policies, rather than “significant” ones; the amendments to “IFRS Practice Statement 2 - Making Materiality Judgments” aim to provide guidance on how to apply the concept of materiality to disclosures about accounting policies. Disclosures about accounting policies, as required by IAS 1, are material if, taken together with other information included in the financial statements, they are reasonably expected to influence the decisions that primary users of the financial statements make on the basis of those financial statements.

●	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction. The document clarifies how deferred taxes should be accounted for on certain transactions that may generate assets and liabilities of equal amount, such as leases and decommissioning obligations. The amendments are effective from January 1, 2023 (early application is permitted).

●	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback: the document requires the seller-lessee to measure the lease liability arising from a sale and leaseback transaction so as not to recognize any income or loss relating to the retained right of use. The amendments will apply from January 1, 2024, but early application is permitted.

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Noncurrent. The document aims to clarify how to classify debts and other liabilities as current or noncurrent. The amendments are effective from January 1, 2024 (early application is permitted).

Set out below are the recent IAS/IFRS amendments and interpretations, together with newly issued standards and the related European Union endorsement process.

The following new standards, amendments and interpretations became mandatorily applicable from 1 January 2024. Based on management’s assessment, they did not have any effect on the Company’s financial statements as at 30 June 2024:

●	Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback: These amendments specify the requirements that a seller-lessee applies when measuring the lease liability arising in a sale and leaseback transaction. The amendments had no impact on the Company’s financial statements.

●	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current: These amendments clarify the criteria for classifying a liability as current or non-current. Following the publication of the October 2022 amendments, if an entity’s right to defer settlement is conditional upon compliance with specified conditions, such conditions affect the existence of the right at the reporting date if the entity is required to comply with the condition on or before the reporting date, but not if compliance is required after the reporting period. These amendments had no impact on the Company’s classification of liabilities.

●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7: These amendments introduce new disclosure requirements in IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures regarding supplier finance arrangements. The amendments had no impact on the Company’s financial statements.

●	IFRS 18 – Presentation and Disclosure in Financial Statements: Issued in April 2024, IFRS 18 replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of the statement of profit or loss. The Company and the Group are currently assessing the impacts of these changes on their financial statements and notes. The standard is applicable for annual periods beginning on or after 1 January 2027.

●	IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments: These amendments clarify the criteria for classification and measurement of financial instruments, including instruments with cash flows linked to ESG-related features, and provide further guidance on derecognition principles when settlement occurs via electronic payments. The amendments are applicable for annual periods beginning on or after 1 January 2026.

●	IFRS 19 – Subsidiaries without Public Accountability: Disclosures: Issued in May 2024, IFRS 19 allows eligible entities to apply reduced disclosure requirements while continuing to apply the recognition, measurement and presentation provisions of other IFRS Accounting Standards.

2.12 Summary of significant accounting policies

Multi-year professional football players’ rights

These consist of intangible assets with a finite useful life equal to the duration of the employment contracts signed with the players. The multi-year rights to players’ services are recognized at cost, including any directly attributable ancillary costs, and, where applicable, adjusted to reflect deferred payments over several years.

With reference to the accounting treatment of fees for services provided to the Company by authorized third parties (FIGC agents), in compliance with sector regulations and within the scope of transactions for the acquisition of multi-year rights to players’ services, it is specified that, in the absence of suspensive conditions (e.g., the player’s continued registration with the Company), such fees are capitalized, as they represent ancillary costs directly attributable to the definitive acquisition of the multi-year right. Conversely, they are recognized in the income statement when they are conditional upon the player’s continued registration with the Company or relate to services provided for the temporary acquisition or disposal (definitive or temporary) of such rights.

Fees for services provided in connection with the renewal of an employment contract are capitalized only when they are not conditional upon the player’s continued registration with the Company. In assessing going concern, the Directors also take into account the possible future financial effects that may arise from the occurrence of conditions linked to such fees.

The multi-year rights to players’ services are amortized on a straight-line basis over the duration of the contracts signed with the individual professional players. The original amortization schedule may be extended in the event of an early renewal of the contract. For players registered as “giovani di serie” (youth players), amortization is carried out over five years on a straight-line basis, while for those registered under an apprenticeship contract, amortization is based on the contractual term itself.

Multi-year rights to players’ services are recognized at the time when control of the right is transferred.

Temporary acquisitions and disposals of players’ rights, where lasting more than 12 months, are accounted for in accordance with IFRS 16. This does not apply in cases where temporary acquisition contracts include clauses providing for a mandatory purchase obligation upon the occurrence of specific events (e.g., the player’s first appearance in a season), which are already considered virtually certain at the transfer date. In such cases, multi-year rights to players’ services are recognized within intangible assets at acquisition cost, including any ancillary charges, and, where applicable, adjusted to reflect deferred payments over several years. Similarly, in cases where temporary disposal contracts include clauses providing for a mandatory transfer obligation upon the occurrence of specific events already deemed virtually certain at the transfer date, the multi-year rights to players’ services are derecognized from non-current assets and, where applicable, the related economic effects are recognized as the difference between the net disposal proceeds and the carrying amount of the asset.

Where indicators of impairment of multi-year rights to players’ services arise (for example, significant injuries, or market and contractual conditions that effectively prevent the transfer of players no longer aligned with the technical project), the residual carrying amount is written down accordingly.

Impairment of multi-year rights is also recognized when such rights are disposed of after the reporting date but before the approval of the financial statements, at an amount lower than their carrying value, where the terms of such disposals highlight a reduction in the value in use/recoverable amount of the multi-year rights already evident at the reporting date.

2.13 Other Intangible Assets and leases

Other intangible assets, whether acquired externally or generated internally, are recognized as assets in accordance with IAS 38 (Intangible Assets) when they are controlled by the Company, are expected to generate future economic benefits, and their cost can be measured reliably.

Such assets are measured at acquisition and/or production cost and, if they have a finite useful life, are amortized on a straight-line basis over their estimated useful life, taking into account the expected residual value, and are written down in the presence of impairment losses.

Composition:

As of June 30, 2024, intangible assets mainly include:

●	Software licences

●	Patent rights

●	Multi-year registration rights of professional football players

Amortization is recorded over the estimated useful lives of the assets as follows:

o	Software: 5 Years

o	Patent rights: 5 years

o	Player registration rights: over the term of the players’ contracts, usually 3 to 5 years

IFRS 16 Leases establishes the principles for the recognition, measurement, presentation, and disclosure of lease contracts. The standard requires lessees to account for all leases using a single on-balance sheet accounting model, similar to the previous treatment for finance leases under IAS 17. At the commencement date of a lease, the lessee must recognise a lease liability (representing the obligation to make future lease payments) and a Right-of-Use (ROU) asset (representing the right to use the underlying asset over the lease term).

●	Lessees are required to recognize interest expense on the lease liability and depreciation expense on the Right-of-Use asset separately in the profit or loss.

●	Lessees must reassess and remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, or a change in future lease payments resulting from a change in an index or rate). The difference from the remeasurement of the lease liability is generally recognised as an adjustment to the Right-of-Use asset.

IFRS 16 includes two practical expedients (exemptions) that lessees may elect to apply to avoid the full on-balance sheet model:

1.	Low-value assets (e.g., personal computers, small office furniture).

2.	Short-term leases (i.e., leases with a term of 12 months or less).

The Company has not agreements in place that require the IFRS 16 accounting but only one-off rentals (vehicles for the transportation of the team to matches outside the hometown) or short term leases with a term of less than 12-motnhs.

2.14 Property, Plant and Equipment

Property, plant and equipment are recognized at acquisition and/or production cost, net of accumulated depreciation and any impairment losses. Cost includes all expenses directly incurred to bring the asset to its intended use. Ordinary maintenance and repair costs are charged directly to the income statement in the period in which they are incurred, whereas costs of an incremental nature are capitalized.

Depreciation is calculated on a straight-line basis from the date the asset is available and ready for use, over the estimated useful life of the asset, according to the following rates:

The residual value and useful life of property, plant and equipment are reviewed annually and updated where necessary at each reporting date. Assets are also periodically tested for impairment. When an impairment loss no longer exists or decreases, the carrying amount of the asset is reinstated to its recoverable amount, but not above the amount that would have been determined had no impairment been recognized. The reversal of an impairment loss is recognized in the income statement when it is considered definitive.

Gains and losses arising from the disposal of property, plant and equipment are recognized in the income statement and determined as the difference between the net disposal proceeds and the carrying amount of the asset.

Where an impairment loss is identified, irrespective of the amortization already recognized, the asset is written down accordingly. If, in subsequent periods, the reasons for the impairment no longer apply, the asset’s carrying amount is reinstated up to its original value, adjusted only for the depreciation/amortization that would have been recorded.

Ordinary maintenance costs are expensed in the period in which they are incurred, while costs that increase the value or extend the useful life of the asset are capitalized and amortized over the remaining useful life of the related asset.

Composition:

The property, plant, and equipment, net, includes

●	General plant and machinery

●	Furniture

●	Electronic equipment

●	Equipment

●	Motor vehicles

Depreciation is calculated on a straight-line basis by applying the following annual rates to the cost of the assets:

Asset category	Depreciation rate (%)
General plant and machinery	15.00%
Equipment	15.00%
Furniture	12.00%
Electronic equipment	20.00%
Motor vehicles	15.00%

2.15 Financial Assets

Financial assets classified as Security deposits are measured at amortized cost in accordance with IFRS 9 – Financial Instruments, as they are held to collect contractual cash flows and the cash flows represent solely payments of principal and interest (SPPI test).

2.16 Trade and other receivables

Trade and other receivables are classified and measured in accordance with IFRS 9 – Financial Instruments. They are initially recognized at fair value and subsequently measured at amortized cost, less an allowance for expected credit losses (ECL).

The Company applies the simplified approach permitted by IFRS 9 for measuring ECL, which requires recognition of lifetime expected losses on all trade receivables. Impairment losses are recognized in profit or loss and presented as a deduction from trade receivables.

Regular assessments are carried out to verify whether there is objective evidence that financial assets, either individually or within a group of assets, may have suffered an impairment loss. Where such evidence exists, the impairment loss is recognized as an expense in the income statement for the period. Unless otherwise indicated, the carrying amount approximates fair value.

Expected Credit Loss (ECL) Assessment

As at year end, management has assessed the recoverability of trade receivables in accordance with IFRS 9 – Financial Instruments. Under IFRS 9, paragraphs 5.5.15–5.5.20, entities are required to apply the Expected Credit Loss (ECL) model for trade receivables. For receivables without a significant financing component, the simplified approach is applied, requiring recognition of lifetime expected credit losses.

In line with IFRS 9.B5.5.35, entities may apply a provision matrix or other practical expedients to estimate ECL. While the Company does not operate a provision matrix based on 30/60/90 day ageing, management has exercised judgment as allowed by IFRS 9.B5.5.17, which requires consideration of forward-looking information and historical loss experience. Based on this assessment, trade receivables outstanding for more than 12 months have been considered unlikely to be recovered and were therefore written off against the allowance for doubtful debts as at June 30, 2023 and June 30, 2024 or allocated against the First time adoption reserve as at July 1, 2022 should be related to prior periods.

Other receivables, though not settled as of the reporting date, are still considered collectible, and thus no additional impairment adjustment has been made. In line with IFRS 9.3.3.1, a financial asset is derecognized when the contractual rights to the cash flows expire or when the asset is no longer enforceable.

2.17 Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and other short-term, highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, in accordance with IAS 7 – Statement of Cash Flows. As of June 30, 2024 and June 30, 2023 and July 1, 2022, cash and cash equivalents consist mainly of balances held in current bank accounts.

Negative balances:

Certain bank current accounts were in overdraft (negative balances) as of June 30, 2023 and June 30, 2024. In accordance with IAS 32 and IAS 7, these negative balances do not meet the definition of cash and cash equivalents and have therefore been reclassified to current liabilities under “Short-term borrowings”. Only positive balances are presented as cash and cash equivalents in the statement of financial position.

2.18 Deposits and Prepayments

Deposits and prepayments are recognized at cost and represent amounts paid in advance for goods and services to be received in future periods, or refundable security deposits.

●	Prepayments are expensed in profit or loss when the related goods or services are received.

●	Deposits are classified as financial assets measured at amortized cost under IFRS 9, as they are held to collect contractual cash flows and the cash flows represent solely payments of principal and interest.

2.19 Loans and Other Financial Liabilities, Trade Payables and Other Payables

Loans and other financial liabilities, bank overdrafts, trade payables and other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Unless otherwise indicated, the carrying amount approximates fair value.

Liabilities are measured at amortized cost, considering the time factor. Where the contractual interest rate of a transaction is not significantly different from the market rate, the liability is initially recognized at its nominal value, net of directly attributable transaction costs, premiums, discounts and allowances arising from the transaction. Such transaction costs – including ancillary charges for obtaining financing, any fees and commissions, and any difference between the initial and nominal value at maturity – are allocated over the life of the liability using the effective interest method.

Where the contractual interest rate of a transaction is significantly different from the market rate, the liability (and the corresponding cost in the case of commercial transactions) is initially recognized at the present value of future cash flows, taking into account directly attributable transaction costs. The discount rate applied to future cash flows is the market rate at the date of initial recognition.

They are initially recognized at fair value and subsequently measured at amortized cost in accordance with IFRS 9 – Financial Instruments, unless another specific IFRS applies. They are presented in accordance with IAS 1 – Presentation of Financial Statements based on their nature and expected timing of settlement.

The carrying amount of liabilities is subsequently reduced by amounts paid, whether principal or interest. The Company considers the effects arising from the application of amortized cost and discounting as immaterial where the maturity of the liabilities is within 12 months, taking into account all contractual and substantive considerations existing at the time of initial recognition, and where the transaction costs and any difference between the initial and nominal value at maturity are not material. In such cases, discounting is omitted and interest is recognized at nominal value, while transaction costs are capitalized under other intangible assets and amortized on a straight-line basis over the term of the liability as an adjustment to nominal interest expense.

2.20 Provisions

Provisions are recognized only when a present obligation (legal or implicit) exists as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions represent the most reliable discounted estimate of the amount required to settle the obligation. The discount rate used to determine the present value of liability reflects current market rates and assessment of the risk specific to each liability.

Contingent liabilities, where the occurrence of an outflow is only possible, are disclosed in the notes without recognizing a provision. Provisions are generally charged to the income statement under the relevant cost categories. Where such direct correlation is not feasible, provisions for risks and charges are recorded in the appropriate income statement captions.

2.21 Revenues and other incomes

Revenue is recognized in accordance with IFRS 15 – Revenue from Contracts with Customers, which requires revenue to be recognized when (or as) the Company satisfies a performance obligation by transferring a promised good or service to a customer. Revenues are measured at the transaction price, which is the amount of consideration the Company expects to be entitled to in exchange for transferring the promised goods or services, excluding VAT and similar indirect taxes. Revenues are presented net of discounts, bonuses, and returns.

The Company has identified the following main categories of revenue typical of football sector activities:

●	Sponsorship and advertising income – Revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as all the obligations are satisfied evenly over time (i.e. on a straight-line basis). Revenues deriving from the sale of television rights and revenues deriving from the signing of sponsorship contracts must generally be allocated to the year in question according to the so-called “physical time” criterion, i.e. allocating the revenue in exact proportion to the period for which the year is due. In the case of annual contracts with a fixed fee, the consideration will be accounted for in full at the time of issuing the invoice or collection and will be included in the Income Statement for the year in question for the total amount. If the sponsorship contract provides for variable fees linked to the achievement of certain results, during the year, the fees are invoiced or collected for the part of the fixed portion. With regard to the variable part, it should be noted that, if at the end of the year the team has obtained the sporting results provided for in the contract, i.e. the condition precedent to which the recognition of the variable part of the consideration is subject is met, even if this variable portion will constitute income for the year, regardless of whether the relevant invoice has been issued or the related credit has been collected. At the end of the year, a deferred income must be recognized, in the event that an amount of consideration greater than the portion pertaining to the year has been invoiced or collected, or a receivable for invoices to be issued, in the event that during the year an amount of consideration lower than the portion pertaining to the year has been invoiced.

●	Ticketing and matchday income - The balance includes revenues deriving from the sale of tickets and season tickets. Juve Stabia offer single game tickets, group tickets and various full and partial season ticket packages. The football club utilizes a variable and dynamic pricing strategy to manage differences in demand and to help drive attendance and eliminate the perceived difference in value for certain games, which is often exploited in the secondary market. Revenue is recognized when each performance obligation is satisfied i.e. sale of tickets, merchandising etc..

●	Broadcasting/television rights - Represents revenue receivable from all broadcasting contracts. Match revenues, broadcasting rights and media income are recognized with reference to the period in which the performance obligation is satisfied, which coincides with the playing of the match. Season ticket revenues collected at the end of the season preceding the relevant one are deferred and recognized in the income statement on the same basis.

●	Store and merchandising revenues (whether settled in cash or value in kind) - comprises revenue receivable from the licensing and promotion of the Juve Stabia brand through sponsorship and other commercial agreements, including minimum guaranteed revenue.

●	Contributions and public grants - The contributions paid to football clubs by the relevant League that is, the official governing body responsible for organizing the championship in which the Club participates (e.g. Lega Pro for Serie C) constitute contributions in an operating account that must be recognized on an accrual basis at the time when the right to the relevant payment is acquired. The settlement of these contributions takes place through the “League c/championship” account, which acts as a “clearing house” of credits and debts between football clubs and the competent League.

●	Player transfer rights – Revenue from the management of player rights arising from the disposal of multi-year rights to players’ services is recognized when control of the transferred right is transferred. Revenue from player management relating to the temporary disposal of multi-year rights to players’ services is recognized at the time of the player’s transfer and is deferred on a pro-rata basis over the relevant period.

All revenue streams are classified as operating revenues in the statement of profit or loss.

2.22 Costs

Costs are recognized on an accrual basis and recorded net of returns, discounts, allowances and rebates.

2.23 Salaries and Variable Bonuses for Players

Salaries payable to registered personnel are recognized based on the services rendered. Variable remuneration linked to the achievement of team sporting results (such as qualification for European competitions) and/or individual performance (such as number of appearances, goals scored, assists, squad retention (“loyalty bonus”), etc.) is recognized in the income statement when there is a legal or constructive obligation, based on the probable fulfilment of the contractually defined conditions. The Company generally identifies this point in time with the occurrence of the contingent event.

2.24 Finance Income and Expenses

Finance income and expenses are recognized in the income statement on an accrual basis. In particular, interest income and expenses are recognized using the effective interest method, which allocates interest over the relevant period by applying the effective interest rate to the outstanding carrying amount of the financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments over the expected life of the financial instrument to the carrying amount of the financial asset or liability.

2.25 Income Taxes

Income taxes for the year comprise current and deferred taxes.

Current taxes include all taxes calculated on the Company’s taxable income for the year and are determined on the basis of a reasonable estimate of the tax charges to be paid, in accordance with applicable tax legislation.

Deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases, using the tax rates that are expected to apply when the temporary differences reverse. Deferred tax liabilities are generally recognized for all taxable temporary differences, while deferred tax assets are recognized to the extent that it is probable that taxable profits will be available in the future against which deductible temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered. Deferred taxes are recognized in the income statement, except for those relating to items recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

2.26 Uncertain tax position

As of June 30, 2024, the ordinary statute of limitations for the assessment of IRES (Imposta sul Reddito delle Società – the Italian corporate income tax) and IRAP (Imposta Regionale sulle Attività Produttive – the regional tax on productive activities) has expired for all fiscal years up to and including June 30, 2018. Furthermore, the Company confirms that, as of the date of these financial statements, there are no ongoing tax audits or investigations by any tax authority. Consistent with this position and the effective application of tax law to date, the Company has determined that there are no material uncertain tax positions requiring recognition or disclosure under the mandates of IAS 1 Presentation of Financial Statements and IAS 12 Income Taxes, as guided by the application requirements of IFRIC 23 Uncertainty over Income Tax Treatments

2.27 Information relating to operating performance by business segment and geographical area (“Segment Information”).

Pursuant to IFRS 8, it should be noted that the Company’s primary business segment is participation in national and international soccer competitions; consequently, the economic and financial components of the financial statements are essentially attributable to this type of activity. Furthermore, all the Company’s activities are carried out at the national level.

3. Risks Related to Our Business

●	Contextual risks – Risks related to general economic conditions

The Company’s economic, financial and equity situation is influenced by the overall state of the economy. Should the current weakness and uncertainty of the Italian economy persist and/or deteriorate further, the Company’s activities and prospects could be adversely affected, especially with respect to sponsorships, stadium revenues, and other commercial activities aimed at supporters.

●	Risks related to the sponsorship market

Periods of economic weakness and uncertainty may adversely affect the sponsorship market and advertising activities in general, with potential negative impacts on the Company’s economic, financial and equity position.

●	Risks related to financial requirements

The Company’s financial position depends on several factors, including both sporting and economic performance as well as general economic conditions in the industry. In line with its risk management policy, the Company maintains a low level of bank credit lines to avoid or mitigate financial stress. At present, however, the Company relies significantly on funding from its majority shareholder, although in the medium term it aims to reduce such dependence.

●	Risks related to the ability to attract and retain human capital

The achievement of sporting and financial results also depends on the Company’s ability to attract and/or retain high-quality managers, players, and technical staff, which requires salaries in line with the main competitors in the sector. The inability to retain key professionals could negatively impact the Company’s growth prospects.

3.1 Process Risks

●	Risks related to participation in sporting competitions

Economic revenues are significantly affected by the level of competition in which the Company participates; promotion to a higher division or relegation to a lower one has materially positive or negative consequences on the Company’s economic and financial performance.

●	Risks related to the transfer market

The Company’s economic and financial results are also influenced by transactions carried out during the transfer market period. Any difficulties in executing transactions in line with the sporting strategy may negatively affect the Company’s financial position. Like other football clubs, failure to optimize the roster—including the presence of players unwilling to transfer despite not fitting into the technical or strategic plans—can lead to unexpected or excessive costs, amortization, and salaries.

●	Risks related to sporting activity

The Company’s main productive factor is represented by the players’ performances. As such, sporting activity is subject to risks related to players’ physical condition; injuries or accidents may significantly impact the Company’s economic and financial performance at any stage of the season.

●	Risks related to digital media

Despite careful management of relations with the media, the uncontrolled spread of information via digital platforms may adversely affect the image of the Company, its directors, managers, and registered members, with possible negative consequences on its economic and financial situation.

●	Risks related to stadium management

The Company plays its home matches in a stadium owned by the Municipal Administration, under a concession expiring on 30 June 2024. The Company is exposed to risks linked to the stadium structure and surrounding public areas (including parking areas), which may result in unforeseen costs in case of damage or vandalism beyond the Company’s control.

●	Risks related to public behavior and strict liability

Under the principle of “objective liability” in sports regulations, the Company may incur sanctions (sporting and/or financial) for actions committed by its members or supporters. While appropriate procedures have been implemented, external factors may still lead to sanctions (e.g., stadium bans, sector closures) resulting in reduced revenues and extraordinary costs.

●	Risks related to unlawful conduct by members

In line with the principle of objective liability, the Company cannot exclude future sanctions from sports authorities for unlawful conduct by its members beyond the Company’s control, despite measures already implemented to prevent such events.

3.2 Compliance Risks

●	Risks related to Financial Fair Play and regulatory requirements

Football clubs are required to meet economic, financial, and equity parameters to access and remain in national competitions. In Italy, these are governed by the Licenze Nazionali system and, since the 2015/2016 season, by the Financial Fair Play regulations. Compliance with these parameters is necessary to participate in professional championships. Although the Company obtained the Licenza Nazionale for the 2023/2024 season, it cannot be excluded that new or additional requirements may arise in the future, which could require further shareholder support to maintain compliance.

●	Risks related to pending disputes

The Company, with the assistance of its legal advisors, constantly manages and monitors all ongoing disputes, and based on the expected outcome recognizes provisions for risks where necessary.

●	Risks related to potential tax litigation

Given the specific nature of the sector, differing interpretations of certain transactions (including those related to the transfer market) could give rise to future challenges by the Tax Authorities, with potential negative effects on the Company’s economic and financial position.

3.3 Financial Risks

The main financial risks associated with the ordinary course of Juve Stabia’s operating activities can be summarized as follows

●	Credit risk

The company has appropriate procedures to minimize this risk exposure. Specifically, money owed by Italian football clubs is guaranteed via the Serie B clearing house mechanism; money owed by foreign football clubs is, in some cases, secured by bank guarantees or other assurances from the counterparty; and money from audiovisual rights contracts is indirectly supported by guarantees given to the Serie B League by the rights’ winners. Unsecured trade receivables are monitored constantly, and the Company manages and assesses collection risks, partly by booking an adequate bad debt provision.

●	Risks related to interests on short term borrowing and debt

The components of financial debt that contribute to determining the financial position as of each fiscal period presented, stem from the balances of short-term borrowing, tax and social contributions long term payback plans (“rateizzi”), medium-term loan subscribed with certain banking institutions. Although all terms (including interest rates) are set forth in the contracts or in the regulation (with regards to the “rateizzi”), Management constantly monitors the effects that an unexpected and unfavorable change in interest rates could generate on the income statement and on equity.

●	Liquidity risk

Represents the risk that available financial resources may be insufficient to cover maturing obligations. The Company manages liquidity risk by maintaining the overall amount of credit facilities granted by primary banking institutions at a level considered suitable to avoid situations of financial strain and sufficient to meet the needs of operating and investing activities. For further information on credit facilities, please refer to Note 4.5.

4 Comments on the main components of the Statement of the Financial Position

4.1 Non-current assets

As of 30 June 2024, non-current assets amounted to € 39.580,15 and consist of:

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Financial assets	7.228	7.228	7.228
Intangible assets	5.396	255.737	420.453
Property, plant and equipment (PPE), net	26.956	30.204	31.448
Total Non-current assets	39.580	293.169	459.129

4.1.1 Intangible Assets

The composition of the Intangible assets are as follows:

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Patent rights and intellectual works	-	3.560	7.120
Capitalized software	3.263	4.177	-
National professional football players	2.133	248.000	413.333
Total Intangible Assets	5.396	255.737	420.453

As of 30 June 2024, intangible assets amount to €5.396 (30 June 2023: €255.738). The balance is mainly represented by capitalized software and multi-years players rights.

The decrease compared to the prior year is primarily due to the derecognition of previously capitalized multi-years rights on professional football players. As of 1 January 2022, the Club acquired the registration rights of a player under a three-year contract for a total cost of €496.000. In accordance with IAS 38, the intangible asset should have been amortized over the contractual term (i.e. three years, ending 31 December 2024). However, upon review, it was noted that the Company previously recorded one-third of the total cost as amortization in the financial year ended 30 June 2022, rather than on a time-proportionate basis consistent with the actual service period.

As a result, the carrying amount of the contract was deducted directly from cost, resulting in a nil residual value as of 30 June 2024.

In addition, patent rights reached the end of their useful life and were fully amortized. Capitalized software continues to be amortized on a straight-line basis, with a residual carrying amount of €3.263. During the year, new contracts were recognized for the players Pierobon Cristian and Candellone Leonardo, recorded at cost and to be amortized over the duration of the respective agreements.

In line with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, this misstatement has been treated as a prior-period error. Accordingly, the Company has removed the impairment amount from the assets’ cost and restated the carrying amount to reflect the correct historical cost and accumulated amortization. The Company applies impairment testing in accordance with IAS 36, and the impairment loss recognized on multi-year professional football players’ contracts reflects management’s best estimate of the recoverable amount at the reporting date.

Amounts in euro	Cost	Accumulated Amortization / Impairment	Net Book Value
As of 30.06.2024
Patent rights and use of intellectual works	17.800	(17.800)	0
Capitalized software	4.571	(1.308)	3.263
Multi-years players rights	413.333	(413.333)	0
“Pierobon Cristian” (player contract)	2.000	(367)	1.633
“Candellone Leonardo” (player contract)	1.000	(500)	500
Total as of 30.06.2024	438.704	(433.308)	5.396

4.1.2 Property, Plant and Equipment (PPE)

As of year ended 30 June 2024, property, plant and equipment total €26.955. The balance mainly relates to generic plants, furniture, electronic office machines and miscellaneous equipment. During the year ended June 30, 2024 the Company capitalized headquarters improvements of €2.525. Depreciation has been recognized in line with IAS 16 based on the assets’ useful lives. Vehicles are fully depreciated at the reporting date.

Major change between OIC and IFRS stems from the improvements works related to the Stadium that were depreciated under IFRS as at that time there was no formal title for the use of the Stadium. In line with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company has removed the impairment amount from the assets’ cost and restated the carrying amount to reflect the correct historical cost and accumulated depreciation.

Amounts in Euro	Cost	Accumulated depreciation	Net book value
Headquarters improvements	2.525	(208)	2.317
Generic plants	90.442	(83.530)	6.912
Furniture	30.309	(22.889)	7.420
Electronic office machines	39.926	(38.374)	1.552
Miscellaneous equipment	346.745	(337.991)	8.754
Vehicles	21.800	(21.800)	0
Total	531.747	(504.792)	26.955

4.1.3 Financial Assets

Financial assets amount to € 7.228,12 as of 30 June 2024 (30 June 2023: € 7.228,12) and consist entirely of:

●	Security deposits on lease contracts (e.g. deposits paid to landlords for the lease of facilities used by the Company).

These amounts are classified as non-current assets as they are expected to be recovered after more than twelve months from the reporting date.

4.2 Current Assets

As of 30 June 2024, current assets amount to € 511.185 and are composed as follows:

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Trade and other receivables	454.754	275.876	740.058
Cash and cash equivalents	49.496	29.331	8.244
Tax assets	6.934	9.858	13.534
Deposits and prepayments	0	5.000	53.738
Current Assets	511.184	320.065	815.574

4.2.1 Trade and Other Receivables as of 30 June 2024

As of 30.06.2024, trade and other receivables mainly include trade balances from customers, invoices to be issued (including toward football clubs), advances, amounts due from football institutions (Lega/Sky rights, Lega Pro current account), ticketing channels, INPS reimbursements, and a tax credit (art. 1 DL 66/2014). Balances are measured at amortized cost and presented net of the allowance for doubtful accounts.

As at year end, management has assessed the recoverability of trade receivables in accordance with IFRS 9 – Financial Instruments. Based on this assessment, trade receivables outstanding for more than 12 months (equal to Euro 118.690), have been considered prudentially unlikely to be recovered and were therefore written off against the allowance for doubtful debts as at 30 June 2023. Other receivables, though not settled as of the reporting date, are still considered collectible, and thus no additional impairment adjustment has been made. The resulting loss has been recognized in profit or loss for the year ended 30 June 2023 which also explains the main difference between the OIC and IFRS balance. No receivables have been pledged as security for liabilities.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Accounts receivables (gross)	325.471	215.195	277.649
Less: Allowance for doubtful accounts – customers	(122.122)	(150.540)	(31.849)
Accounts receivables (net)	203.349	64.655	245.799
Credit notes to be received from suppliers	34.449	25.728	9.000
Invoices to be issued	30.906	-	-
Invoices to be issued toward football clubs	81.377	-	270.898
Invoices to be issued to third party clients	-	45.805	36.556
Miscellaneous advances	14.319	53.996	18.269
INPS for reimbursements	29.150	29.150	30.826
Receivables for Fincantieri season tickets	-	3.122	9.460
Season ticket receivables for 22/23 sports season	-	10.198	75.658
Ticketing company GO2	-	21.405	29.944
Ticket sales points	10.346	20.157	15.147
Receivables from the League	20.212	-	-
Lega Pro – Championship current account	30.571	1.585	(1.575)
Tax credit under art.1 DL 66/2014	76	76	76
Trade and other receivables	454.755	275.876	740.058

4.2.2 Cash and Cash Equivalents

As of 30 June 2024, cash and cash equivalents amount to €49.496 compared to €29.331 and €8.244 as at June 30, 2023 and as at July 1, 2022, respectively. Such balances include cash held at the Company’s premises and available balances with credit institutions. All balances are readily available for use and are not subject to restrictions at the reporting date. Cash and cash equivalents are measured at nominal value, which approximates fair value due to their short-term nature.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Cash on hand	36.799	3.932	1.454
Banca di credito cooperativo	12.114	12.160	-
Banca di credito cooperativo	-	1.277	91
Banca di Credito Popolare	583	4.050	4.487
Banca Popolare di Bari	-	7.912	-
Banka Stabiese	-	(1)	2.213
Total	49.496	29.331	8.244

4.2.3 Tax Assets as of 30 June 2024

As of 30 June 2024, Tax assets amount to €6.934. These balances represent amounts recoverable from the tax authorities and mainly consist of withholding tax credits, tax refunds, and receivables recognized under specific law provisions.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Withholding taxes on interest income	1	1	1
Receivables from Tax Authorities – withholding taxes suffered	434	-	-
Law Decree 03/2020	3.422	4.968	11.103
Tax authority – 730 withholding tax refunds	3.077	4.889	2.430
Total Tax Assets	6.934	9.858	13.534

4.2.4 Deposits and Prepayments

As of 30 June 2024, the Company did not record any balance for deposits and prepayments (€0).

In the prior year ended 30 June 2023, deposits and prepayments amounted to €5.000, mainly relating to advances paid to suppliers for services not yet rendered at that reporting date.

4.3 Equity

Equity represents the residual interest in the assets of the Company after deducting all liabilities, in accordance with IAS 32.11. Share capital is recognized at the nominal value of shares issued and fully paid.

●	Reserves represent amounts set aside from profits or other sources as required by law or by the shareholders’ resolutions.

●	Profits (losses) carried forward represent accumulated results of prior years not distributed to shareholders.

●	Profit (loss) for the year represents the result of the current year as per the statement of profit or loss and other comprehensive income.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Share capital	620.000	620.000	620.000
IFRS first-time adoption reserve	(258.237)	(258.237)	(258.237)
Other reserves	-	-	-
Profits (losses) carried forward	(4.206.702)	(2.810.662)	(7.214.926)
Profit (loss) for the year	(1.986.746)	(1.396.040)	3.838.402
Total Equity	(5.831.685)	(3.844.940)	(3.014.761)

4.3.1 Share capital.

The Company’s share capital amounts to € 620.000,00 and is fully subscribed and paid in. There were no changes in the share capital during the current or prior financial years.

4.3.2 IFRS first-time adoption reserve

This reserve of € (258.237,48) originates from the transition from Italian accounting standards (OIC) to IFRS as at 1 July 2022, in accordance with IFRS 1 – First-time Adoption of IFRS.

It mainly reflects the derecognition of assets previously recognized under OIC but not eligible under IFRS, including:

●	the derecognition of internally generated brand value (€ 3.700.000)

●	the derecognition of improvements made to the stadium (€ 1.402.000,41), which no longer met the definition of an asset due to expired contracts. These adjustments were recognized directly in equity as at the date of transition in accordance with IFRS 1.11.

For the full disclosure of the effects stemming from the adoption of the International Financial Reporting Standards (IFRS 1 – First-time Adoption of IFRS) please refer to the paragraph “12. Transition to IFRS”.

4.3.3 Profits (Losses) carried forward

The amount of € (4.206.702,08) represents the accumulated losses from prior years, carried forward from the previous financial statements prepared under IFRS as at 30.06.2023. These include the cumulative effect of prior year results and adjustments made during the transition to IFRS.

4.3.4 Profit (Loss) for the year

The net loss for the year ended 30 June 2024 amounts to € (1.986.745,83), as reported in the statement of profit or loss. This amount will be reclassified to “losses carried forward” at the start of the following financial year.

As of the date of preparation of these financial statements, in order to cover the Company’s losses, waivers by creditors of shareholder loans and capital contributions to cover losses have been executed through a notarial deed dated May 20, 2025.

Following the 2023/2024 season, the football team was promoted to Serie BKT, where the Club competed professionally in the 2024/2025 season.

Lega B revenues are set to increase by approximately 20% due to the application of the Serie B Self-Regulation Code, which grants a higher disbursement of funds to clubs in their second season of the Serie B championship.

Furthermore, as of July 2025, the Company recorded a €2.5 million gain from the permanent transfer of a player (Andrea Adorante). The team’s achievement of the promotion play-offs last season, combined with its current 7th-place standing in the Serie B table, is expected to facilitate new sponsorships and an increase in matchday ticket sales as well.

In terms of ownership, BRERA HOLDINGS PLC, an Irish company listed on the American NASDAQ, joined the shareholder structure. This began with a minority share acquisition in December 2024, culminating in a 52% majority stake in the common capital as of June 2025. This entry strengthened the Company’s assets through capital increases, share premium, and the contribution of NASDAQ-listed securities, ensuring an adequate inflow of fresh capital to cover current needs and progressively reduce debt.

The shareholders are also committed to providing further capital contributions, if necessary, to support the timely payment of multi-year installment plans related to prior years’ tax and social security contributions, which constitute the Company’s essential total liabilities.

4.4 Non-current Liabilities

Non-current liabilities represent obligations of the Company that are not expected to be settled within twelve months from the reporting date. As of June 30, 2024, the balance mainly comprises the long-term portion of the payback plans related to the income taxes, withholding taxes and social contributions as allowed by the Italian regulation.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Employee benefit obligations	28.391	24.511	26.735
Social security and other taxes payable	1.618.364	644.948	-
Loans and Advances	49.949	90.041	129.723
Tax liabilities	840.618	503.363	-
Financial Liabilities - Related Party	340.000	80.000	565.862
Trade and other payables	225.122	213.655	535.117
Provisions	200.000	200.000	280.106
Non-current liabilities	3.302.444	1.756.518	1.537.543

4.4.1 Employee benefit obligations (TFR)

This amount of € 28.391,32 represents the Trattamento di Fine Rapporto (TFR), which is a statutory severance benefit payable to employees on termination of employment, as required under Italian labour law.

4.4.2 Social security and other taxes payable

This balance of € 1.618.363,74 includes mainly debts towards social security institutions (National Social Security Institute, INPS, and National Institute for Insurance - INAIL) and revenue agency (Agenzia delle Entrate – ADE), which are subject to payment plans extending beyond 12 months.

Although such liabilities are generally current, they are classified as non-current because of their long-term settlement schedule.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
ADE installment 751007	242.882	-	-
ADE installment 760421	234.837	-	-
ADE write-off 722884	233.666	-	-
ADE installment 70982	162.949	-	-
INPS installment 21 May 2024	104.590	-	-
INAIL seasonal sports 2023/24 – due portion	82.303	-	-
INPS ADR installment 2023 – non-current portion	556.870	561.640	-
INPS installment 19.06.2023 – Pos. 51396637	267	9.126	-
INPS installment 15.03.2023 – non-current portion	-	74.182	-
Total Non-current Social Security and Other Payables	1.618.364	644.948	-

4.4.3 Loans and advances (Bank loan)

As of 30 June 2024, the Company’s financial liabilities include a bank loan obtained under a medium-term financing agreement entered on 23 July 2020 for a total amount of €200.000.

The loan bears interest at a floating rate, determined as 6-month Euribor (360-day basis) plus a spread of 5.5%, with semi-annual repricing and instalment payments over a total term of 72 months. The final maturity date of the loan is 31 July 2026.

As of 30 June 2024, non-current loans amount to €49.949 (30 June 2023: €90.041). These balances relate exclusively to the non-current portion of a mortgage loan with BCC Bank. The Bank loan is a term loan with an interest rate of 5.5% (spread) plus variable interest during the year.

The decrease in the non-current portion compared with the prior year reflects the progressive repayment of the loan according to the contractual amortization schedule.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Loans and advances	49.948	90.041	129.723

4.4.4 Tax liabilities

The balance of € 840.618,34 comprises debts towards tax authorities, including IRPEF withholdings on salaries and professionals, VAT (IVA) payables, and other direct and indirect taxes.
Although these are typically classified as current, they are presented as non-current because they are covered by long-term payment agreements with the tax authorities.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
TFR tax installment – non-current portion	8.657	8.657	-
Tax Authority – severance pay withholding	(312)	-	-
Withholding installments (2021–2022, various)	199.676	199.676	-
Inevitable VAT offset – Q3 2023	112.326	-	-
VAT installment 1st quarter 2023	64.449	-	-
VAT ADR installment 2021 – non-current portion	119.926	141.623	-
VAT irregularity notice Q4 2022 – non-current portion	33.405	117.487	-
VAT installments (2022, various)	35.921	35.921	-
VAT 2024	196.665	-	-
VAT April 2023	69.906	-	-
Total Non-current Tax Liabilities	840.618	503.363	-

4.4.5 Financial liabilities – (Loans from Shareholders – Related party)

This amount of € 340.000 represents debt towards shareholders (Soci c/finanziamenti postergati ed infruttiferi). These debts do not have established due date, are interest-free, subordinated to bank borrowings and will become payable only subsequent the full payment of all the other creditors.

4.4.6 Non current trade and other payables

As of 30 June 2024, non-current trade and other payables amount to €225.122 against €213.655 and €5355.1117 as at June 30, 2023 and as at July 1, 2022, respectively. This item mainly includes amounts payable to public bodies such as the Comune (Municipality) for the use of the stadium and to the Lega (League). These balances are long overdue and are being settled on multi-year payment plans, hence classified as non-current in accordance with IAS 1.74.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Due to Municipality – settlement non-current	213.655	213.655	256.386
Debts to other parties	11.467	-	-
Installment plan prot. 1456548	-	-	278.731
Total Non-Current trade and Other Payables	225.122	213.655	535.117

4.4.7 Provision for Risks and Legal Disputes

As of 30 June 2024, the Company has recognized a provision for risks and legal disputes of €200.000 (30 June 2023: €200.000) mainly related to alleged commissions claimed by certain agents. Main changes compared to the OIC financial statements mostly pertain to the reversal of the deferred taxes (equal to Euro 1.018.000 as at June 30, 2023 and Euro 965.000 as at June 30, 2024, respectively) calculated on the revaluation of the trademark allowed by Italian tax regulation that was reversed as not allowed by IFRS.

4.5 Current Liabilities

Current liabilities represent obligations expected to be settled within twelve months from the reporting date.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Trade and other Payables	1.863.460	1.452.866	1.084.399
Social security and other taxes payable	861.863	617.068	1.111.209
Deferred liabilities	90.000	267.798	135.141
Loans and Advances	42.224	40.406	37.578
Tax liabilities	144.185	323.518	232.403
Short-term borrowings	78.275	0	151.191
Total Current Liabilities	3.080.007	2.701.656	2.751.921

4.5.1 Trade and other payables

This balance of € 1.863.460,27 includes trade payables to suppliers for goods and services received during the period, as well as amounts due to other third parties such as collaborators, multi-year professional football players, and service providers.

Within this balance, € 640.012,54 relates specifically to payables to suppliers with € 314.993,67 relates to invoices outstanding for more than 12 months. This amount has been treated as a provision for ageing only for disclosure purposes and has not been recognized in the financial statements as a liability, because under IFRS (IAS 37), no present obligation exists, and the amounts are still expected to be settled.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Installment plan prot. 1456548	-	319.645	40.915
Due to Municipality	-	85.462	75.462
Advances from customers	309.800	10.000	-
Credit notes to be issued	5.000	2.524	9.000
Agreements / withholdings for football players	23.985	17.526	14.875
EST Fund (solidarity fund)	108	-	-
Collaborators – remuneration payable account	21.364	-	-
Employees – salaries payable	26.773	20.171	43.745
Professional Football players – salaries payable	692.129	83.452	116.863
Suppliers	640.013	644.827	552.696
Invoices to be received from third-party suppliers	50.157	174.514	160.233
Round off adjustments	-	13	-
Payables to third parties	94.132	94.732	70.610
Total Current Trade and Other Payables	1.863.461	1.452.866	1.084.399

4.5.2 Social security and other taxes payable

This balance of € 861.862,83 includes amounts payable to INPS, INAIL and other social security institutions, as well as other minor taxes and contributions, which are expected to be settled within the next 12 months.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Tax authority – withholdings on self-employed income	27.071	19.025	6.992
Tax authority – withholdings on employee income	369.462	102.239	326.784
INPS ADR installment 2023	-	81.196	-
INPS installment 15.03.2023	-	98.106	-
INPS installment 15.03.2023/1	-	5.473	-
INPS installment 19.06.2023	2.866	97.871	-
End-of-career indemnity	41.272	8.539	9.611
INAIL sports season 2021/22	-	53.789	53.789
INAIL installment plan prot. 52557275	-	53.902	53.902
INAIL sports season 2020/21	-	49.103	49.103
INPS Installment 2020	-	-	237.201
INPS Installment 2021	-	-	56.390
INPS	421.192	47.824	317.437
Total Social Security and Other Taxes Payable	861.863	617.068	1.111.209

4.5.3 Deferred liabilities

The amount of € 90.000,00 includes accruals and other liabilities for services already received but not yet invoiced as of the reporting date. They are recognized on an accrual basis in line with IAS 1.55 and IAS 37.11.

4.5.4 Loans and advances

As of 30 June 2024, current loans and borrowings amount to €42.224 (30 June 2023: €40.406). These balances represent the current portion of the BCC mortgage, repayable within the next twelve months.

The loan is recognized at amortized cost, and the carrying amount approximates its fair value. The Group has been meeting all repayment obligations in accordance with the agreed schedule.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
BCC mortgage – current portion	42.224	40.406	37.578

4.5.5 Tax liabilities

As of 30 June 2023, Tax liabilities within current liabilities mainly include amounts payable to the tax authorities in relation to income taxes (IRAP), withholding taxes on employees and professionals, and value-added tax (VAT). These balances also include various tax installments and settlements arising from past periods, as well as irregularity notices received from the tax authority.

The main items are:

●	IRAP payable and related installments;

●	Withholding tax installments for employees and consultants, relating to different fiscal months of 2021 and 2022;

●	VAT payables, including annual VAT payable for 2021, periodic VAT installments for 2022 and 2023, and VAT irregularity notices;

●	Other tax installments and settlements, such as TFR tax installments and VAT ADR settlement plans.

These liabilities are classified as current since they are expected to be settled within 12 months after the reporting date and are recognized at nominal value, which approximates their fair value.

Amounts in euro	30.06.2024	30.06.2023	30.06.2022
Tax authority – IRAP	(8.248)	46.364	-
VAT payable 2023/24	127.938	-	-
TFR tax installment – current portion	-	2.664	-
Withholding installments (various months 2021–22)	3.352	61.436	-
VAT irregularity notices (Q4 2022 & Q1 2022)	20.043	54.086	-
VAT installments (various 2022–23)	-	11.103	-
VAT payable for the year 2021	-	-	112.031
Tax authority – VAT settlement	1.100	147.865	120.372
Tax Liabilities	144.185	323.518	232.403

4.5.6 Short-term borrowings

As of 30 June 2024, the Group reported negative bank balances totaling €78,275 (30 June 2023: €0). These balances primarily relate to current account overdrafts with Cooperative Credit Bank and Banca Popolare di Bari. Overdrafts are repayable on demand and are classified within current liabilities.

Amounts in euro	30.06.2024	30.06.2023	01.07.2022
Banca Popolare - Credit card	-	-	9.198
Cooperative Credit Bank	78.089	-	141.904
Banca Popolare di Bari	186	-	89
Total	78.275	-	151.191

5. Revenues

All revenue streams are classified as operating revenues in the statement of profit or loss.

Amounts in euro	30.06.2024	30.06.2023
Sponsorships	2.023.466	1.112.170
Sponsorships - Related party	150.000	65.000
Ticketing	727.035	303.269
Gain on transfer of players	230.000	-
Revenue from Television rights	50.000	33.864
Revenue from Contributions	538.644	856.059
Revenue from store	74.261	21.869
Other incomes	116.954	388.729
Revenues	3.910.360	2.780.959

5.1 Sponsorships

Sponsorship income amounted to €2.023.466 and €1.112.170 as at June 30, 2024 and June 30, 2023, respectively. Balances relate to commercial agreements with third-party sponsors for brand visibility (clothing, equipment, or other) in exchange for visibility and marketing and communication rights or promotional activities during the football season.

Revenue is recognized over time during the contractual period, in line with the provision of the promotional services, in accordance with IFRS 15.35(b).

5.2 Sponsorships – Related party

Revenues from sponsorship agreements with related parties totaled €150.000. These contracts were executed under arm’s length conditions and contributed to the overall sponsorship income.

Sponsorships – Related party as at June 2023 equal to Euro 65.000 refer to sponsorship contracts with affiliates of Brera Holdings PLC and are disclosed in accordance with IAS 24 – Related Party Disclosures.

5.3 Ticketing

Ticketing revenues represent income from:

●	Matchday ticket sales for the home and away matches,

●	season ticket Subscription, and

●	Stadium access charges.

Revenue from single-match tickets is recognized at the time the match is played, as this is when the performance obligation is satisfied. Season ticket revenue is recognized on a straight-line basis over the relevant season in accordance with IFRS 15.35(a).

Ticketing revenue, amounting to €727.035, reflects income from both season ticket subscriptions and single-match ticket sales during the reporting period.

5.4 Gain on Player Transfer Rights

Revenues of €230.000 were recognized from the transfer of players’ registration rights to other clubs during the reporting year. The gain was recognized at the point when control over the registration rights passed to the acquiring clubs, in line with IFRS 15 – Revenue from Contracts with Customers. No gain has been recognized year ended June 30, 2023.

5.5 Revenue from Television Rights

Finance costs are recognized in accordance with IFRS 9 – Financial Instruments and IAS 23 – Borrowing Costs. They include interest and similar charges incurred in connection with bank loans, shareholder loans, credit facilities, and other financial liabilities.

Finance costs are recognized on an accrual basis using the effective interest method and are presented separately from operating expenses. Borrowing costs directly attributable to qualifying assets are capitalized; all others are expensed as incurred.

Television rights revenues amounted to €50.000 for the financial year ended 30 June 2024 (€33.864 in the prior year) and represent the Group’s share of broadcasting income distributed by the league.

5.6 Revenue from Contributions

This item mainly includes public contributions and institutional funding received to support the activities of the Club, such as:

●	contributions from the Italian Football Federation (FIGC) or Lega Pro,

●	Government or regional grants linked to sports development or youth programs.

These amounts are recognized as other operating income when there is reasonable assurance that the conditions attached to the contributions are met, in accordance with IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance. They are presented as revenue in the income statement as they relate to the ordinary activities of the Club.

Contributions received from football institutions and governing bodies totaled €538.644 for the financial year ended 30 June 2024 (€ 856.059 in the prior year), including solidarity funds and other institutional support mechanisms.

5.7 Revenue from Store

This item includes sales of official merchandise and other products through the Club’s physical and online stores.

Revenue is recognized at the point in time the goods are delivered to the customer, in line with IFRS 15.38, when control of the goods passes to the buyer.

Merchandise sales from the official store and online channels generated revenues of €74.261 (€ 21.869 in the prior year).

5.8 Other Incomes

This item includes various other operating revenues not classified in the categories above, such as:

●	Development bonuses received from other clubs as part of player loan agreements, representing bonuses linked to the sporting use and development of the player during the loan period

●	training compensations and solidarity contributions related to the training of youth players

●	release fees, penalties or contract termination settlements received from other clubs or counterparties

●	Insurance recoveries and other ancillary income

Development bonuses are recognized in accordance with IFRS 15.56–58 when the underlying conditions are satisfied (i.e. when the player has been used and the agreed performance conditions have been met), and when it is highly probable that the amount will not be reversed.

Other revenues amounted to €116.954 (€388.729 in the prior year) and mainly include ancillary income such as recovery of expenses, minor services provided, and miscellaneous receipts.

6. Cost of Revenues

Cost of revenues includes all direct costs incurred in generating the Company’s revenues, including costs for sporting activities, players, match operations, and other directly attributable items.

For the year ending 30 June 2024, the cost of revenues amounted to € 3.669.956

(previous year: € 2.134.467), and broke down as follows:

Amounts in euro	30.06.2024	30.06.2023
Ticketing	(111.591)	(38.620)
Advertising	-	(16.277)
Sports equipment	(659.782)	(252.689)
Player salaries	(2.463.183)	(1.500.873)
Accomodation and transportation	(53.867)	(109.920)
Insurance	(14.157)	(10.835)
Loan of players	(7.500)	0
Other cost of revenues	(193.876)	(39.920)
Amortization of multi-year football players rights	(166.000)	(165.333)
Cost of revenues	(3.669.956)	(2.134.467)

6.1 Ticketing

Ticketing includes direct costs related to the organization and management of home matches, such as ticket printing, ticketing platform fees, and stewarding staff directly related to ticketed events. Recognized in the period in which the match takes place. These total costs relating to ticketing amount to €111.591 for the year ended 30.06.2024 and €38.620 for the year ended 30.06.2023. Increase mainly stems from the fact that during season 2023/2024 the team played the most critical matches at home and was eventually promoted to Serie B at the end of the season, which increased the sales of tickets.

6.2 Sports Equipment

Comprises purchases of technical apparel, training gear, match kits, and other materials used by the first team and youth teams. The significant increase reflects renewed supply contracts and expands sporting activities in the 2023/2024 season. The total costs related to the sports equipment amount to €659.782 for the year ended June 30, 2024, and €252.689 for the year ended and June 30, 2023.

6.3 Player Salaries

Represents gross wages, contractual bonuses, and related social security contributions for registered players. The rise compared to the prior year is mainly due to new player signings and adjustments to existing contracts. The total salaries cost about €2.463.183 for the year ended June 30, 2024, and €1.500.873 for the year ended and June 30, 2023.

6.4 Accommodation and Transportation

Includes travel and lodging costs for away matches, training camps, and pre-season preparation. The reduction from the prior year reflects fewer training camp activities and enhanced logistical efficiency. The total costs for the Accommodation and Transportation amounted to €53.867, for the year ended June 30, 2024, and €109.920 for the year ended and June 30, 2023.

6.5 Insurance

These Insurance costs Covers insurance premiums related to player injury protection and general team coverage. The increase is reflected in updated coverage terms and higher insured player values. The total costs for the Insurance amounted to €14.157, for the year ended June 30, 2024, and €10.835 for the year ended and June 30, 2023.

6.6 Loan of Players

The loan of players amounted to €7.500 refers to amounts paid for temporary player loan agreements and associated fees during the reporting period. No similar costs were incurred in the prior year.

6.7 Other Costs of Revenues – €193.876

This line includes additional match-related expenses such as medical purchases, consumables, pre-season training camp costs, and other direct costs incurred in connection with football operations. The other cost of Revenues amounts to €193.876 for the year ended June 30, 2024, and €39.920 for the year ended and June 30, 2023.

6.8 Amortization of Multi-year Football Players’ Rights – €166.000

Represents the systematic amortization of capitalized player registration rights over the contractual period of the players, in accordance with IAS 38 – Intangible Assets. This cost reflects the consumption of the economic benefits embodied in player contracts during the season. The amortization costs related to the Multi-year Professional Football Players’ Registration Rights amounted to €166.000 for the year ended June 30, 2024, and €165.333 for the year ended and June 30, 2023.

7. General and Administrative Expenses

General and administrative expenses represent indirect operating costs incurred in the ordinary course of business to support the overall management and administration of the Company.

All amounts are presented net of VAT and similar indirect taxes.

For the year ending 30 June 2024, general and administrative expenses amounted to € 2.157.493,40, broken down as follows:

Amounts in euro	30.06.2024	30.06.2023
Accommodation and transportation	-	(25.700)
Salaries and social security contributions	(1.010.865)	(854.360)
Rental expenses	(43.785)	(125.300)
Impairment of receivables	(90.272)	(118.690)
Penalties and fines	(113.770)	(194.853)
Provision for litigation and disputes	-	(200.000)
Operating and administrative expenses	(816.133)	(694.558)
Impairment loss on intangible assets	(82.667)	-
Litigation and Disputes	(200.00)	-
General and administrative expenses	(2.157.493)	(2.213.461)

7.1 Salaries and social security contributions

Salaries and social security contributions, amounting to € 1.010.865, represent the remuneration of administrative personnel, managers and other non-sporting staff, together with the related social security charges (INPS, INAIL and other applicable contributions). These costs are recognized on an accrual basis over the period of service in accordance with IAS 19 – Employee Benefits.

7.2 Rental expenses

Rental expenses, amounting to € 43.785, relate to the costs for leasing office premises, storage spaces and other facilities used for administrative and organizational purposes. These costs are recognized as operating lease expenses in accordance with IFRS 16, as they relate to short-term or low-value leases that are expensed on a straight-line basis over the lease term.

7.3 Impairment of receivables

The Company recognized impairment losses on receivables for € 90.272, which reflect the estimated uncollectible portion of trade and other receivables not directly related to revenue-generating activities. The estimate was made in accordance with IFRS 9 – Financial Instruments, applying the expected credit loss (ECL) model and considering the historical experience of recoverability, the age of the receivables, and other forward-looking information.

7.4 Penalties and fines

Penalties and fines, amounting to € 113.770, refer mainly to administrative and tax-related penalties imposed by regulatory bodies and tax authorities. These amounts are recognized as expenses in the period in which the obligation arises, in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets.

7.5 Operating and administrative expenses

Operating and administrative expenses, amounting to € 816.133, support the costs of Club’s activities, such as:

●	professional and consultancy services (legal, audit, tax, labour)

●	steward and security services

●	postal and courier expenses

●	stationery and office supplies

●	utilities and telecommunication expenses

●	maintenance of administrative assets

●	catering and hospitality services

●	other minor administrative operating costs

These costs are recognized when the related goods or services are consumed.

8. Depreciation and Amortization

Amounts in euro	30.06.2024	30.06.2023
Depreciation costs	(7.872)	(7.304)
Amortization on Intangible assets	(4.474)	(3.954)
Depreciation and Amortization	(12.346)	(11.258)

Depreciation and amortization expenses for the year ended 30 June 2024 amounted to € 12.346, of which € 7.872 relates to depreciation of property, plant and equipment and € 4.474 relates to the amortization of intangible assets. The slight increase from the year end 30.06.2023 of € 11.258 refers to the capitalization of software costs.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets in accordance with IAS 16 – Property, Plant and Equipment. The main asset categories subject to depreciation include office equipment, furniture, and vehicles used by the Company for its operations. The depreciable amount is determined in net of residual value, and the depreciation rates are reviewed annually to ensure consistency with the remaining useful lives of the assets.

9. Finance Costs

Finance costs for the year amounted to € 120.093 and consist primarily of interest expenses and related charges on loans and borrowings, bank overdrafts, and financing arrangements with credit institutions and related parties.

The increase compared to the prior year is mainly attributable to interest and penalties paid in connection with tax notices received from the Agenzia delle Entrate, which have been recognized as financial expenses in accordance with the requirements of IFRS 9 – Financial Instruments.

10. Other Incomes

For the year ended 30 June 2024, Other Income amounted to €190.721. This caption includes miscellaneous operating income that does not derive from the Company’s primary revenue-generating activities, such as recoveries, reimbursements, and minor non-recurring income items recognized during the year.

For comparison, Other Income for the year ended 30 June 2023 totalled €265.552, primarily relating to the recognition of prior-year income adjustments (“sopravvenienze attive”) and non-recurring gains arising from the settlement or reversal of previous liabilities and estimates.

11. Provision for Income Taxes

As of 30 June 2024, the Company recognized a provision for income taxes amounting to €127.938.

This balance represents the estimated current income tax liability for the fiscal year, calculated on the basis of taxable income in accordance with prevailing tax regulations. The provision reflects management’s best estimate of the tax obligation as of the reporting date and will be settled in the following financial year.

Under Italian GAAP (OIC), the Company recognized income taxes in accordance with the domestic tax legislation, including IRES (Imposta sul Reddito delle Società) at 24% and IRAP (Imposta Regionale sulle Attività Produttive) at 4.97%.

For the year ended 30 June 2024, the Company incurred a tax loss for IRES purposes, and consequently, no current IRES charge was recognized in the OIC financial statements. However, an IRAP charge of €127,938 was calculated in accordance with Italian tax regulations and recognized as an income tax expense under OIC.

In accordance with IAS 12 – Income Taxes, the Company has reviewed the tax treatment upon transition to IFRS. The IRAP liability of €127,938 represents a current income tax payable and has therefore been reclassified as a provision for current income taxes under IFRS.

Furthermore, no uncertain tax positions were identified in accordance with IFRIC 23 – Uncertainty over Income Tax Treatments.

Accordingly, the adjustment under IFRS consists solely in the reclassification of the IRAP expense (€127,938) from OIC income taxes to “Provision for Income Taxes” under IFRS presentation, with no impact on equity or profit (loss) for the year.

12. Transition to IFRS

12.1 First-time Adoption of IFRS

As these are the Company’s first financial statements prepared in accordance with IFRS, the Company has applied IFRS 1, which requires the preparation of:

●	an opening IFRS statement of financial position as of 1 July 2022;

●	comparative IFRS financial statements for the year ended 30 June 2023; and

●	reconciliations of equity and total comprehensive income previously reported under OIC to the amounts reported under IFRS.

Details of the significant adjustments made on transition from OIC to IFRS are provided in Transition to IFRS.

12.2 Optional Exemptions and Mandatory Exceptions Applied

In preparing these financial statements, the Company has applied the mandatory exceptions and selected optional exemptions permitted by IFRS 1.

12.3 Optional exemptions used include (if applicable):

●	Not restating past business combinations prior to 1 July 2022 (IFRS 1 Appendix C)

●	Using the fair value of certain property, plant and equipment as deemed cost at the transition date

●	Resetting cumulative translation differences for foreign operations to zero at the transition date

12.4 Mandatory exceptions applied include:

●	Estimates under IFRS are consistent with estimates made under OIC at the same date (unless there was an error)

●	Classification and measurement of financial assets based on facts and circumstances at the transition date.

12.5 Derecognition of Brand Value Recognised under OIC

In the OIC financial statements as at 30 June 2022, the Company had recognised an intangible asset under the caption amounting to €3.700.000, arising from the revaluation of the Company’s brand performed in the financial year 2021–22 in accordance with Article 110 of Italian Decree Law No. 104/2020, as allowed under Italian GAAP (OIC).

The related entries also included:

●	a revaluation reserve of €2.628.110 recognized in equity; and

●	deferred tax liabilities of €888.000 (IRES 24%) and €183.890 (IRAP).

Under IAS 38 – Intangible Assets, internally generated brands, trademarks and similar items cannot be recognized as intangible assets. Only intangible assets that are acquired in a business combination or through a separate acquisition may be recognized.

Accordingly, upon transition to IFRS, the previously recognized brand asset of €3.700.000 has been derecognized, together with the associated revaluation reserve and related deferred tax liabilities.

Impact of Adjustment:

Amount in euros/thousands	Dr / (Cr)
Intangible assets (brands)	(3.700)
Deferred tax liabilities	+1.072
Revaluation reserve (equity)	+2.628

This adjustment has been recorded in the opening IFRS statement of financial position as of 1 July 2022 in accordance with IFRS 1st time adoption.

12.6 Derecognition of Leasehold Improvements on Transition to IFRS

Under the previous Italian GAAP (OIC), the Company capitalised certain leasehold improvements under the asset category “Migliorie sede”. These costs, amounting in aggregate to €1.402.000,41, were incurred over several years in connection with lease contracts that were valid at the time and were being amortised over the useful lives of the improvements in the OIC financial statements.

Under IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets, an item may only be recognized as an asset if it is controlled by the entity and is expected to provide future economic benefits.

At the date of transition to IFRS (1 July 2022), the original lease contracts related to these improvements had expired, and new contracts were signed, meaning the existing capitalized improvements no longer provided future economic benefits to the Company.

Therefore, these items did not meet the recognition criteria as assets under IFRS as at the transition date.

As a result, the carrying amount of “Migliorie sede” amounting to €1.402.000,41 has been fully derecognized from the opening IFRS statement of financial position as at 1 July 2022, together with the related accumulated amortization.

The net book value remaining after accumulated amortization, amounting to €258.237,48, has been recorded as an adjustment to equity under the “IFRS First-time Adoption Reserve”, in accordance with IFRS 1.

Impact of Adjustment:

Amount in euro/thousand	Dr / (Cr)
Intangible assets – “Migliorie sede”	(1.402,00)
Accumulated amortisation	+1.143,76
IFRS first-time adoption reserve (equity)	(258,24)

(figures shown rounded)

This adjustment reflects the derecognition of leasehold improvements that no longer meet the definition of an asset under IFRS, and the impact has been recognized as part of the equity adjustments on first-time adoption of IFRS, in accordance with IFRS 1.

12.7 Reconciliation of Equity as of 30 June 2022 (Comparative Period)

As these are the Company’s first financial statements prepared in accordance with International Financial Reporting Standards (IFRS), the Company has applied IFRS 1 – First-time Adoption of IFRS.

Under IFRS 1, the Company has prepared an opening IFRS statement of financial position as of 1 July 2022 and has restated its equity as of 30 June 2022 (the end of the comparative period under OIC) to comply with IFRS.

The table below reconciles the equity previously reported under OIC (Italian GAAP) to the equity determined under IFRS as of 30 June 2022.

With regards to the reclassification of shareholder subordinated loans from equity to financial liabilities, according to IAS 32, the subordination of a loan is a contractual condition that establishes the right of the creditor shareholder to be satisfied after all other external creditors and is distinct from the non-interest-bearing nature of the loan, which concerns its lack of interest. For accounting reclassification purposes, subordinated loans must be included in the specific balance sheet item “Payables to shareholders for loans” (item D.3 of liabilities), since subordination is a characteristic of the debt, not a fact that changes its nature to an equity instrument.

Amounts in euro	Euro
Equity under OIC as at 30.06.2022	437.448
Adjustments:
Derecognition of revaluation reserve (Brand) IAS 38	(2.628.110)
Recognition of IFRS first-time adoption reserve	(258.237)
Reclassification of shareholder subordinated loans from equity to financial liabilities (IAS 32)	(565.862)
Total adjustments	(3.452.209)
Equity under IFRS as at 30.06.2022	(3.014.761)

12.8 Reconciliation of Equity as at 30 June 2023

As these are the Company’s first financial statements prepared in accordance with International Financial Reporting Standards (IFRS), the Company has applied IFRS 1 – First-time Adoption of IFRS.

In accordance with IFRS 1.24(a), the Company presents below a reconciliation of equity reported under Italian GAAP (OIC) to equity under IFRS as at 30 June 2023.

Amounts in euro	Euro
Equity under OIC as at 30.06.2023	(912.770)
Adjustments:
Derecognition of revaluation reserve (brand) IAS 38	(2.628.110)
Recognition of IFRS first-time adoption reserve	(258.237)
Elimination of difference on losses as of 30.06.2023 (reclassification and restatement)	(1.422)
Derecognition of deferred taxes related to brand revaluation (IAS 12)	(44.400)
Total IFRS adjustments	(2.932.170)
Equity under IFRS as at 30.06.2023	(3.844.940)

As at the date of preparation of these financial statements, to cover the Company’s losses, waivers of shareholder loan receivables and contributions to cover losses were executed by notarial deed dated 20 May 2025.

 12.8.1 Brand revaluation reserve:

Under OIC, the Company had recognized an intangible asset for the brand and a related revaluation reserve under DL 104/2020. Under IAS 38, internally generated brands are not permitted. The brand was derecognized, and the related revaluation reserve of € 2.628.110,12 was eliminated from equity.

12.8.2 IFRS first-time adoption reserve:

The Company had capitalized leasehold improvements under OIC. As the related contracts had expired, these no longer met the asset definition under IFRS. The net carrying amount of € 258.237,48 was derecognized and recorded as a first-time adoption reserve in equity, in accordance with IFRS 1.11.

12.8.3 Difference on losses as of 30.06.2023:

Under OIC, the Company reported a loss for the year of € 1.394.618,00.

Following the transition adjustments made under IFRS — mainly related to the derecognition of certain intangible assets and the reversal of related deferred tax effects — the loss for the year has been restated to € 1.396.039,96 under IFRS.

This results in a difference of € 1.421,96, which is presented as part of the loss for the year under IFRS. This difference has not been adjusted to retained earnings, as current-period profit or loss cannot be reclassified directly to equity under IFRS.

12.8.4 Deferred tax liabilities on brand revaluation:

Under OIC, deferred tax liabilities had been recognized on the brand revaluation. As the brand has been derecognized under IFRS, the related deferred tax liabilities of € 44.400,00 have been reversed with a negative impact on equity.

13. Statement of financial position as of 30/06/2023 in OIC and IAS/IFRS

	OIC	IAS / IFRS
	30/06/2023	30/06/2023
Non-current assets
Intangible assets	3.345.176	255.737
Property, plant and equipment, net	581.734	30.204
Financial Assets	7.228	7.228
Non-current assets	3.934.138	293.169

Current Assets
Trade and other receivables	394.567	275.876
Tax assets	9.858	9.858
Deposits and prepayments	5.000	5.000
Cash and cash equivalents	29.331	29.331
Total Current Assets	438.756	320.065
Total Assets	4.372.894	613.234

Equity
Share capital	620.000	620.000
IFRS first-time adoption reserve	0	(258.237)
Other reserves	44.400	0
Profits (losses) carried forward	(182.552)	(2.810.662)
Profits (losses) for the year	(1.394.618)	(1.396.040)
Total Equity	(912.770)	(3.844.940)

Non-current liabilities
Employee benefit obligations	24.511	24.511
Social security and other taxes payable	644.948	644.948
Deferred Tax liabilities		0
Loans and Advances	90.041	90.041
Tax liabilities	503.363	503.363
Financial Liabilities - Related Party	80.000	80.000
Provisions	1.018.295	200.000
Trade and other payables	213.655	213.655
Total Non-Current Liabilities	2.574.813	1.756.518

Current Liabilities
Trade and other payables	1.452.866	1.452.866
Social security and other taxes payable	617.068	617.068
Tax liabilities	332.713	323.518
Deferred liabilities	267.798	267.798
Short-term borrowings	0	0
Loans and Advances	40.406	40.406
Total Current Liabilities	2.710.851	2.701.656
Total Liabilities	4.372.894	613.234

14. Statement of profit or loss and other comprehensive income as of 30/06/2023 in OIC and IFRS

	OIC	IFRS
	30/06/2023	30/06/2023
Revenues	2.780.959	2.780.959
Cost of revenues	(2.134.467)	(2.134.467)
Gross profit	646.492	646.492
General and administrative expenses	(1.894.771)	(2.213.461)
Depreciation and Ammortization	(328.527)	(11.258)
Operating profit (loss)	(1.576.805)	(1.578.227)
Finance costs	(83.365)	(83.365)
Other incomes	265.552	265.552
Profit (loss) before tax	(1.394.618)	(1.396.040)
Provision for income taxes	0	0
Profit (loss) for the year	(1.394.618)	(1.396.040)
Other comprehensive income
Items that will not be reclassified to profit or loss	0	0
Items that may be reclassified to profit or loss	0	0
Total other comprehensive income	0	0
Total comprehensive income for the year	(1.394.618)	(1.396.040)

15. Management Responsibility Statement

The Board of Directors hereby declares that, to the best of its knowledge, the Financial Statements as at 30 June 2024, consisting of the Statement of Financial Position, Statement of Profit or Loss and Other Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows, and the accompanying Notes, have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union, and give a true and fair view of the financial position, financial performance, and cash flows of the Company.

The Board of Directors further confirms that the Management Report (where applicable) provides a fair review of the development and performance of the Company’s business and of its position, together with a description of the principal risks and uncertainties to which they are exposed.

The Directors also acknowledge their responsibility for:

●	The design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements free from material misstatement, whether due to fraud or error.

●	The selection and application of appropriate accounting policies.

●	The making of reasonable and prudent estimates.